News Release

Cedar LNG Announces Positive Final Investment Decision
World’s First Indigenous Majority-Owned, Hydro-Powered, Floating LNG Facility Becomes a Reality
KITAMAAT VILLAGE, BRITISH COLUMBIA, June 25, 2024 – The Haisla Nation and Pembina Pipeline Corporation ("Pembina") (TSX: PPL; NYSE: PBA), partners in Cedar LNG Partners LP ("Cedar LNG"), today announced a positive Final Investment Decision ("FID") on the Cedar LNG Project, a floating liquefied natural gas ("LNG") ("FLNG") facility with a nameplate capacity of 3.3 million tonnes per annum ("mtpa"), located in the traditional territory of the Haisla Nation, on Canada’s West Coast (the "Project").
The Project is strategically positioned to leverage Canada’s abundant natural gas supply and deliver a lower-carbon energy option to global markets. The facility will be powered by renewable electricity from BC Hydro, making it one of the lowest emitting LNG facilities in the world.
"Today, the Haisla Nation, with our partner Pembina, have made history as the world’s first Indigenous community to develop an LNG facility as majority owners," said Crystal Smith, Chief Councillor of the Haisla Nation. "Because of our Nation’s determination and environmental leadership, Cedar LNG will make the most significant mark on economic reconciliation ever in our country. With Cedar LNG, we have proven that Indigenous communities can successfully forge a path to economic independence and generational prosperity. We have created a model for how sustainable energy development should be done, with Indigenous Nations as owners, balancing environmental interests with global demand for cleaner energy."
Additional comments from Chief Councillor Smith, and other Haisla Nation members, are offered in a short video about this historic announcement, which can be accessed here.
"Together with our partner, the Haisla Nation, we are honoured to have made Cedar LNG a reality. This is a historic moment, and we are proud to be moving forward with a project that will deliver industry-leading, low-carbon, cost-competitive Canadian LNG to overseas markets and contribute to global energy security, while delivering jobs and economic prosperity to the local region," said Scott Burrows, Pembina's President and Chief Executive Officer. "Cedar LNG aligns perfectly with our strategy and where we want to be as a company moving forward. The Cedar LNG Project will enhance the resiliency of Pembina’s business, provide much needed new egress and greater access to global markets for our customers, and reflects the Haisla Nation and Pembina’s shared values and commitment to supporting a more sustainable future."
"As a result of the Haisla Nation’s vision and determination, today we are demonstrating Canada’s ability to sustainably grow its LNG export sector to support the global clean energy transition," said Doug Arnell, Chief Executive Officer of Cedar LNG. "Moreover, the Haisla Nation and Pembina, as true partners, are demonstrating a new model for how industry and Indigenous communities can work together for mutual benefit."
The Right Honourable Justin Trudeau, Prime Minister of Canada offered his congratulations in a video statement, which can be accessed here.
The Honourable David Eby, Premier of British Columbia said, "This decision shows not only the perseverance of the Haisla Nation in achieving this historic milestone, but also confidence of investors in B.C.’s economy, and how the future for the natural resources sector is bright and will continue to support B.C.’s strong economic performance, which has led Canada’s large provinces in GDP growth since 2017." Premier Eby added, "Cedar LNG is a shining example of how natural resource development should work in our province—in full partnership with First Nations and with the lowest emissions possible. By working together, we can build a stronger and cleaner economy that creates opportunities and benefits for all." Premier Eby’s video statement can be accessed here.

Cedar LNG Financing Update
The Project is expected to be funded with asset-level debt financing for approximately 60 percent of the Project cost. Cedar LNG has secured a construction term loan with a syndicate of banks.
The remaining approximately 40 percent of the costs of the Project are expected to be financed through equity contributions from both partners. The Haisla Nation have obtained committed capital through the First Nations Finance Authority to fund their 20 percent equity contribution to the Project. Pembina continues to anticipate its equity contribution will be funded from cash flow from operating activities. Pembina expects no material change to its 2024 Cedar LNG equity contributions disclosed previously, with no incremental post-FID contributions in 2024 anticipated.
Prior to FID, Pembina was required to provide financial assurances to advance Project-related upstream infrastructure projects. Following the positive FID, the required financial assurances will be transferred to Cedar LNG. Cedar LNG has secured a letter of credit facility for the ongoing funding of the required financial assurances.
Cedar LNG received strong support from domestic and international capital providers reflecting the positive merits of the Project.
Comments from Cedar LNG Supporters
Cedar LNG’s positive FID builds on years of collaboration, including strong support from neighbouring Indigenous communities, the District of Kitimat, provincial, and federal governments, industry, and many others.
ARC Resources
"Congratulations to the Haisla Nation and Pembina Pipeline on achieving this significant milestone. We are proud to partner with Cedar LNG on a project that advances Indigenous economic reconciliation and delivers tremendous economic benefits to communities and Canadians more broadly," said Terry Anderson, President and Chief Executive Officer, ARC Resources Ltd. "The demand for cost-competitive natural gas from key consuming nations around the world is evident. We look forward to delivering low-cost Canadian LNG to global markets with partners who share our commitment to responsible energy development and innovation."
Black & Veatch
"With this fundamental financial milestone achieved, we’re eager to continue advancing this project by leveraging our industry-leading PRICO technology and topside expertise in floating liquefied natural gas infrastructure," said Brady Hays, Senior Vice President for Black & Veatch’s fuels and natural resources sector. "We’re proud to be associated with this project, our partner Samsung Heavy Industries, and other stakeholders as all of us pursue and deploy technologies that help lower carbon footprints."
TC Energy / Coastal GasLink
"I want to congratulate the Haisla Nation and Pembina Pipeline on achieving this tremendous milestone and recognize how they have redefined the future of energy development in North America. Through Indigenous-ownership, Cedar LNG will create opportunities that will support Indigenous and local communities in northern British Columbia and deliver benefits to the world by meeting global demand for more secure, affordable and sustainable energy," said François Poirier, President and CEO, TC Energy.
LNG Canada
"This remarkable achievement is the result of years of hard work, careful planning, and innovative thinking from the Haisla Nation and its members, Pembina Pipeline, and adjacent and local communities. On behalf of LNG Canada, we offer Cedar LNG our heartfelt congratulations on the occasion of reaching its final investment decision and wish them every success as they prepare to deliver made-in-B.C. LNG to the world," said Jason Klein, President and CEO, LNG Canada.
District of Kitimat
"We are incredibly happy to celebrate the news that Cedar LNG will be moving forward. This decision is historic for the Haisla Nation and significant for all residents in Kitamaat Village and the District of Kitimat who are seeing our community continue to grow as an energy hub for the world, said Mayor Phil Germuth. “Congratulations to the Haisla Nation and to Pembina Pipeline for reaching today’s milestone."

Cedar LNG Backgrounder
Overview
•Cedar LNG is majority-owned by the Haisla Nation, in partnership with Pembina Pipeline Corporation, with 50.1% and 49.9% ownership, respectively.
•The Project is strategically positioned to leverage Canada’s abundant natural gas supply from the Western Canadian Sedimentary Basin to access global markets and is expected to achieve higher prices for Canadian producers and enhance global energy security.
•Cedar LNG made several innovative design decisions to minimize the Project’s environmental footprint and ensure it is one of the lowest-emitting LNG facilities in the world. One of the most important decisions was to power the facility with renewable electricity from BC Hydro. In addition, the choice of site location allows the Project to leverage existing LNG infrastructure, including the Coastal GasLink pipeline, a deep-water port, roads, and other infrastructure.
•Under a long-term transportation agreement with Coastal GasLink Pipeline Limited Partnership, the Cedar LNG facility will receive 400 million cubic feet per day of Canadian natural gas via the Coastal GasLink pipeline.
•The Project’s West Coast location provides one of the shortest shipping routes to key Asian markets. The Douglas Channel, leading to and from the site, offers an established, reliable shipping route and deepwater marine inlet, with year-round ice-free conditions.
•The Project has a total estimated cost of approximately US$4.0 billion (gross), including estimated capital costs of approximately US$3.4 billion (gross), of which US$2.3 billion (gross), or approximately 70 percent, is under a fixed-price, lump-sum agreement, and US$0.6 billion (gross) of interest during construction and transaction costs.
•The FLNG facility is being designed and constructed by Samsung Heavy Industries and Black & Veatch, global industry leaders in marine construction and FLNG solutions. As the engineering, procurement and construction contractors, they bring extensive qualifications and deep experience to the Project.
•Given the Project will be a floating LNG facility, manufactured in the controlled conditions of a shipyard, it is expected that the Project will have lower construction and execution risk.
•The Project is anticipated to be in service in late 2028.
Commercial agreements
•Cedar LNG has secured 20-year take-or-pay liquefaction tolling services agreements with ARC Resources Ltd. and Pembina for 1.5 mtpa each. Commercial discussions are continuing with multiple other prospective customers as Pembina intends to assign its contracted capacity to a third-party.
Significant benefits for Indigenous and local communities
•Critical to Cedar LNG’s success to date has been the strong support of neighbouring Nations. Cedar LNG is committed to sharing value with Indigenous and local communities in the region through construction jobs and contracting, training opportunities, long-term employment, and other measures that will contribute to economic prosperity in the region. The Project is expected to create up to 500 jobs during peak construction and approximately 100 full-time jobs during operation.

About Cedar LNG
Cedar LNG is a partnership between the Haisla Nation and Pembina Pipeline Corporation to develop a floating liquefied natural gas facility in Kitimat, British Columbia, Canada, within the traditional territory of the Haisla Nation. Strategically positioned to leverage Canada’s abundant natural gas supply and BC’s LNG infrastructure, the Cedar LNG facility will be powered by renewable electricity from BC Hydro, making it one of the lowest carbon intensity LNG facilities in the world. More information on Cedar LNG can be found at www.cedarlng.com.
About Haisla Nation
The Haisla Nation is the band government of the Haisla people. Our mission is to build a powerful, prosperous and proud community, healthy in mind, body and spirit. We believe in building a strong and thriving community, with healthy and happy members and a sustained and prosperous environment. We are about 2023+ people, with approximately 700 living in Kitamaat Village. We have lived off the land and waters of our traditional territory for thousands of years, and it remains the focus of all we do. We believe that careful and appropriate economic development will bring our people necessary self-sufficiency. Sustainable and realistic economic opportunities are increasingly available and promise benefits for our people – and for every British Columbian. We know that in order to attain strength and independence our Nation must work together – with government, business, the community, and internally – with a spirit of respect and partnership. For more information, visit www.haisla.ca.
About Pembina
Pembina Pipeline Corporation is a leading energy transportation and midstream service provider that has served North America’s energy industry for 70 years. Pembina owns an integrated network of hydrocarbon liquids and natural gas pipelines, gas gathering and processing facilities, oil and natural gas liquids infrastructure and logistics services, and an export terminals business. Through our integrated value chain, we seek to provide safe and reliable energy solutions that connect producers and consumers across the world, support a more sustainable future and benefit our customers, investors, employees and communities. For more information, visit www.pembina.com.
Advisors
MUFG Bank, Ltd. acted as financial advisor to Cedar LNG and Latham & Watkins LLP acted as legal counsel to Cedar LNG on the project financing. Stikeman Elliott LLP acted as Canadian legal counsel to Cedar LNG on the project financing and Norton Rose Fulbright acted as legal counsel for the lenders.
CIBC acted as sole financial advisor to the Haisla Nation in connection with its financing with the First Nations Finance Authority. Miller Titerle & Company LLP acted as legal counsel to Haisla Nation.
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For further information:

Footage from the announcement event in Kitamaat Village, including video content such as speeches and b-roll and high-resolution photography will be available to download at www.cedarlng.com/media/ and here.

Media Inquiries:
Media line 1-844-775-6397
media@pembina.com
media@cedarlng.com

Pembina Investor Relations:
(403) 231-3156
1-855-880-7404
investor-relations@pembina.com
www.pembina.com

Forward-Looking Information and Statements
This news release contains certain forward-looking statements and forward-looking information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Cedar LNG's and its partners, current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "continue", "anticipate", "will", "expects", "estimate", "potential", "planned", "future", "outlook", "strategy", "protect", "plan", "commit", "maintain", "focus", "ongoing", "believe" and similar expressions suggesting future events or future performance.
In particular, this news release contains forward-looking pertaining to, without limitation, the following: expectations relating to Cedar LNG and the development of the Project, including the anticipated timing, costs and outcomes in relation to the Project and expected economic and environmental benefits therefrom; the design of, and current and future activities and operations with respect to, the Project, including the anticipated capacity thereof and expected emissions therefrom; statements regarding the capital and development costs of the Project, including the estimated Project costs and the intentions of the Cedar LNG partners with respect to the financing and funding thereof; Pembina's intention with respect to assigning its liquefaction tolling services agreement with Cedar LNG to a third party; and expectations about industry activities and development opportunities, including outlooks for future international and national economic conditions and industry developments.
The forward-looking statements are based on certain assumptions that the Cedar LNG partners have made in respect thereof as at the date of this news release regarding, among other things: prevailing commodity prices, margins and exchange rates; that Cedar LNG's financial results will be consistent with management expectations; the availability and sources of capital; estimated operating and development costs; utilization rates and future demand for services; the ability to reach required commercial agreements; and the ability to obtain required regulatory approvals and to comply with the conditions thereof.
Although the Cedar LNG partners believe the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties that could cause actual events or results to differ materially, including, but not limited to: the regulatory environment and decisions and Indigenous and landowner consultation requirements; the impact of competitive entities and pricing; reliance on key relationships, joint venture partners and agreements; labour and material shortages; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by contract counterparties; actions by governmental or regulatory authorities, including changes in tax laws and treatment, changes in royalty rates, changes in regulatory processes or increased environmental regulation; the ability of Cedar LNG to acquire or develop the necessary infrastructure in respect of the Project; fluctuations in operating results; adverse general economic and market conditions, including potential recessions in Canada, North America and worldwide resulting in changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, inflation rates, commodity prices, supply/demand trends and overall industry activity levels; constraints on, or the unavailability of, adequate supplies, infrastructure or labour; the political environment in North America and elsewhere, and public opinion; the ability to access various sources of debt and equity capital; adverse changes in credit ratings; counterparty credit risk; technology and cyber security risks; natural catastrophes; and certain other risks detailed in Pembina's Annual Information Form and Management's Discussion and Analysis, each dated February 22, 2024 for the year ended December 31, 2023, and from time to time in Pembina's public disclosure documents available at www.sedarplus.ca, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected by forward-looking statements contained herein. The forward-looking statements contained in this news release speak only as of the date of this news release. Neither the Haisla Nation nor Pembina undertakes any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. The forward-looking statements contained in this news release are expressly qualified by this cautionary statement.